FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Merus Labs International Inc.
Suite 2007, 1177 West Hastings Street
Vancouver, BC V6E 2K3

2.	Date of Material Change

May 4, 2012

3.	News Release

A press release was disseminated on May 4, 2012 through Canada Newswire

4.	Summary of Material Change

The Company announced a short form prospectus offering.

5.	Full Description of Material Change

The Company announced that it has entered into an agreement with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 5,556,000 common shares (the "Common Shares") of the Company at a price of CAD$1.80 per Common Share (the "Offering Price") for gross proceeds of CAD$10,000,800 (the "Underwritten Offering"). In addition, the Company will grant the Underwriters an option to purchase additional Common Shares at the Offering Price to raise additional gross proceeds of up to 15% of the Underwritten Offering (the "Over-Allotment Option") exercisable for a period of up to 30 days after the closing date (the "Over-Allotment Option", and together with the Underwritten Offering, the "Offering").

The proceeds from the Offering are expected to be used by the Company for general corporate purposes. Closing of the Offering is anticipated to occur on or about May 29, 2012 and is subject to customary conditions.

The Common Shares offered have not been registered under the U.S. Securities Act of 1933, as amended, (the "U.S. Securities Act"), or any applicable state securities laws of the United States and may not be offered or sold in the United States or to, or for the account or benefit of "U.S. persons" (as defined in Regulation S of the U.S. Securities Act) absent such registration or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

None

8.	Executive Officer

For further information please contact Andrew Patient, Chief Financial Officer at 416-593-3725

9.	Date of Report

May 8, 2012